SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated October 06, 2006, of Blocklisting Interim Review

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  30 SEPTEMBER 2006

Name of applicant:                                         SCOTTISH POWER PLC

Name of scheme:                                            SCOTTISHPOWER SHARESAVE SCHEME

Period of return:                                From:     1 APRIL 2006               To:    30 SEPTEMBER 2006

Balance under scheme from previous return:                 1,925,337 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has been increased,   NIL
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   NIL
period:

Balance under scheme not yet issued/allotted at end of     1,925,337 ORDINARY SHARES OF 42P EACH
period

Number and class of securities originally listed and the   40,000,000 + 10,000,000 + 2,000,000 = 52,000,000 ORDINARY
date of admission                                          SHARES OF 50P EACH

Total number of securities in issue at the end of the      1,487,653,492 ORDINARY SHARES OF 42P EACH
period

Name of contact:                                           JOHN DOUGLAS

Address of contact:                                        SCOTTISH POWER PLC, 1 ATLANTIC QUAY, GLASGOW G2 8SP

Telephone number of contact:                               0141 566 4563

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                   BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  30 SEPTEMBER 2006

Name of applicant:                                         SCOTTISH POWER PLC

Name of scheme:                                            SCOTTISHPOWER EXECUTIVE SHARE OPTION SCHEME

Period of return:                                From:     1 APRIL 2006               To:    30 SEPTEMBER 2006

Balance under scheme from previous return:                 166,865 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has been increased,   NIL
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   NIL
period:

Balance under scheme not yet issued/allotted at end of     166,865 ORDINARY SHARES OF 42P EACH
period

Number and class of securities originally listed and the   4,600,000 ORDINARY SHARES OF 50P EACH
date of admission

Total number of securities in issue at the end of the      1,487,653,492 ORDINARY SHARES OF 42P EACH
period

Name of contact:                                           JOHN DOUGLAS

Address of contact:                                        SCOTTISH POWER PLC, 1 ATLANTIC QUAY, GLASGOW G2 8SP

Telephone number of contact:                               0141 566 4563

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                    BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  30 SEPTEMBER 2006

Name of applicant:                                          SCOTTISH POWER PLC

Name of scheme:                                            PACIFICORP STOCK INCENTIVE PLAN

Period of return:                                From:     1 APRIL 2006               To:    30 SEPTEMBER 2006

Balance under scheme from previous return:                 1,208,264 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has been increased,   9,244 ORDINARY SHARES OF 50P EACH + 2,200,000 ORDINARY SHARES
if the scheme has been increased since the date of the     OF 42P EACH = 2,209,244 ORDINARY SHARES
last return:

Number of securities issued/allotted under scheme during   569,864 ORDINARY SHARES OF 50P + 1,204,240 ORDINARY SHARES OF
period:                                                    42P = 1,774,104 ORDINARY SHARES

Balance under scheme not yet issued/allotted at end of     1,643,404 ORDINARY SHARES OF 42P EACH
period

Number and class of securities originally listed and the   4,000,000 + 1,500,000 + 5,000,000 = 10,500,000 ORDINARY
date of admission                                          SHARES OF 50P EACH

Total number of securities in issue at the end of the      1,487,653,492 ORDINARY SHARES OF 42P EACH
period

Name of contact:                                           JOHN DOUGLAS

Address of contact:                                        SCOTTISH POWER PLC, 1 ATLANTIC QUAY, GLASGOW G2 8SP

Telephone number of contact:                               0141 566 4563

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                     BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  30 SEPTEMBER 2006

Name of applicant:                                          SCOTTISH POWER PLC

Name of scheme:                                            SCOTTISHPOWER EMPLOYEE SHARE OWNERSHIP PLAN

Period of return:                                From:     1 APRIL 2006               To:    30 SEPTEMBER 2006

Balance under scheme from previous return:                 2,108,834 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has been increased,   NIL
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   258,860 ORDINARY SHARES OF 50P EACH + 497,200 ORDINARY SHARES
period:                                                    OF 42P EACH = 756,060 ORDINARY SHARES

Balance under scheme not yet issued/allotted at end of     1,352,774 ORDINARY SHARES OF 42P EACH
period

Number and class of securities originally listed and the   3,000,000 + 5,000,000 + 5,000,000 + 5,000,000 = 18,000,000
date of admission                                          ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end of the      1,487,653,492 ORDINARY SHARES OF 42P EACH
period

Name of contact:                                           JOHN DOUGLAS

Address of contact:                                        SCOTTISH POWER PLC, 1 ATLANTIC QUAY, GLASGOW G2 8SP

Telephone number of contact:                               0141 566 4563

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

               BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  30 SEPTEMBER 2006

Name of applicant:                                         SCOTTISH POWER PLC

Name of scheme:                                            PURSUANT TO CONVERSION OF THE US$7,000,000,000 STEP-UP
                                                           PERPETUAL SUBORDINATED GUARANTEED CONVERTIBLE BONDS OF
                                                           SCOTTISH POWER FINANCE (JERSEY) LIMITED

Period of return:                                From:     1 APRIL 2006               To:    30 SEPTEMBER 2006

Balance under scheme from previous return:                 90,706,000 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has been increased,   NIL
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   NIL
period:

Balance under scheme not yet issued/allotted at end of     90,706,000 ORDINARY SHARES OF 42P EACH
period

Number and class of securities originally listed and the   90,709 ORDINARY SHARE OF 50P EACH ADMITTED ON 14 JULY 2003 +
date of admission                                          90,615,291 ORDINARY SHARES OF 50P EACH ADMITTED ON 23 JULY
                                                           2003 = 90,706,000 ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end of the      1,487,653,492 ORDINARY SHARES OF 42P EACH
period

Name of contact:                                           JOHN DOUGLAS

Address of contact:                                        SCOTTISH POWER PLC, 1 ATLANTIC QUAY, GLASGOW G2 8SP

Telephone number of contact:                               0141 566 4563

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 06, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary